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RECEIVED FEB 27 2002 386

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49022

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRECEK & YOUNG ADVISORS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 IRON POINT ROAD, SUITE 100
(No. and Street)

FOLSOM	CALIFORNIA	95763-6180
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES H. WILLIAMS (415) 461-3156
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name — *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311	LARKSPUR	CALIFORNIA	94939
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES H. WILLIAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRECEK & YOUNG ADVISORS, INC., as of DECEMBER 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

FINANCIAL PRINCIPAL

Title

Notary Public


GABRIEL GREECE
COMM. #1216705
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires April 23, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit~~ Independent auditors' supplemental report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors
Brecek & Young Advisors, Inc.
Folsom, California

We have audited the statement of financial condition of Brecek & Young Advisors, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brecek & Young Advisors, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 15 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.



CERTIFIED PUBLIC ACCOUNTANTS

February 8, 2002

BRECEK & YOUNG ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and cash equivalents	$ 1,293,302
Commissions receivable	968,297
Deposit with clearing broker	50,000
Due from affiliate	171,231
Notes receivable	22,319
Other assets	15,800
Intangible assets	181,633
	$ 2,702,582

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions payable	$ 912,748
Note payable	708,333
Total liabilities	1,621,081
Stockholders' equity	
Common stock	100
Preferred stock	1,948,307
Deficit	(866,906)
Total stockholders' equity	1,081,501
	$ 2,702,582

See notes to financial statements.

BRECEK & YOUNG ADVISORS, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2001

REVENUES	
Commissions	$ 15,362,524
Advisory fees	2,021,492
Interest	29,784
Other income	423,248
	17,837,048
EXPENSES	
Commissions	13,887,632
Management fees	3,880,554
Professional fees	55,995
Regulatory fees	126,607
Other operating expenses	95,005
	18,045,793
LOSS BEFORE INCOME TAXES	208,745
INCOME TAXES	800
NET LOSS	$ 209,545

See notes to financial statements.

BRECEK & YOUNG ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2001

	Common Stock		Preferred Stock							
	Class A Number of Shares	Amount	Class A Number of Shares	Amount	Class B Number Of Shares	Amount	Class C Number of Shares	Amount	(Deficit)	Total
Balance, December 31, 2000	10	$ 100	364,268	$ 0	769,402	$1,937,807	230,000	$ 10,500	$ (657,361)	$1,291,046
Net loss						-	-		(209,545)	(209,545)
Balance, December 31, 2001	10	$ 100	364,268	$ 0	769,402	$1,937,807	230,000	$ 10,500	$(866,906)	$1,081,501

See notes to financial statements.

BRECEK & YOUNG ADVISORS, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (209,545)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of intangible assets	10,667
Change in assets and liabilities:	
(Increase) decrease in:	
Commissions receivable	(450,952)
Due from affiliate	(171,230)
Prepaid expenses	144,115
Other assets	200
Increase (decrease) in:	
Commissions payable	474,120
Dividends payable	(960)
Net adjustments	5,960
Net cash used by operating activities	(203,585)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of intangible assets	(192,300)
Net cash used by investing activities	(192,300)
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal payments received on notes receivable	43,001
Proceeds from borrowings on line of credit	55,500
Repayments on line of credit	(55,500)
Proceeds from note payable	750,000
Principal payments on note payable	(41,667)
Net cash provided by financing activities	751,334
NET INCREASE IN CASH AND CASH EQUIVALENTS	355,449
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	937,853
CASH AND CASH EQUIVALENTS, END OF YEAR	$1,293,302
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Income taxes paid	$ 800
Interest expense paid	$ 55,995

See notes to financial statements.

BRECEK & YOUNG ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

For theYear Ended December 31, 2001

NOTE A – Summary of Significant Accounting policies

General

Brecek & Young Advisors, Inc. (the Company), a California corporation was incorporated on January 9, 1996. On March 6, 1996, the Company registered as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is registered as an Investment Advisor pursuant to the Investment Advisors Act of 1940. The Company engages primarily in the brokerage of mutual funds and other investment company products. The Company holds no securities for the account of customers. The Company is partially-owned (51%) subsidiary of Brecek & Young Financial Services Group, Inc.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who engage in limited business (mutual funds and/or variable annuities only).

Securities Transactions

Commission revenues are related to mutual fund transactions and are recorded on the trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Amortization

The intangible asset consisting of purchased customer accounts is being amortized over 15 years on a straight-line basis.

Advertising

The Company follows the policy of expensing any advertising costs as incurred.

NOTE A – Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income taxes are provided for differences in timing of reporting income for financial statements and income tax purposes. The principal difference relates to differences in recognizing revenues and expenses for tax and financial statement purposes. The Company previously reported its income and expenses on the cash basis for income tax purposes. In 1997, the Company elected to change its method of accounting for income tax purposes to an accrual basis. The accrual basis income in excess of previously reported cash basis income is reported ratably over the next four years for income tax purposes.

NOTE B – Related Parties

Brecek & Young Financial Services Group, Inc. (which owns 51% of the Company's common stock) provides office space, personnel and administrative services to the Company. The Company is charged a management fee for such services. For the year ended December 31, 2001, management fees of $3,880,554, were paid to Brecek & Young Financial Services Group, Inc. and are included in the statement of operations. Also see Note F.

At December 31, 2001, notes receivable consist of the following:

Promissory note from Brecek & Young Financial Services Group, Inc. (Related party), unsecured, payable on demand, with interest at 5%, payable monthly.	$ 22,319

Principal payments of $43,001 were received in 2,001 and are included in the statement of cash flows. Interest of $2,289 was received in 2001 and is included in the statement of operations.

NOTE C– Concentrations of Credit Risk

The Company's receivables are predominantly from various investment companies.

The Company maintains cash balances at a financial institution. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, the Company's uninsured cash balances totalled $ 1,153,683.

NOTE D – Intangible Assets

Intangible assets consist of customer accounts acquired during 2001 at a net amount of $192,300. The carrying value of the asset at December 31, 2001 is:

Cost	$ 192,300
Less accumulated amortization	(10,667)
	$ 181,633

NOTE E – Income Taxes

The income tax provision consists of state taxes (minimum tax) currently payable.

The Company has the following net operating losses available to offset future taxable income for income tax purposes:

	Amount	Expires
Federal	$ 111,791	2015
	212,933	2020
	210,525	2021
	$ 535,249	
State	$ 139,372	2004
	106,067	2010
	104,863	2011
	$ 350,302	

No deferred tax benefit has been recognized for the net operating losses incurred. The remaining benefit will be recognized in the future when the Company attains profitable operations and incurs income taxes.

NOTE F – Line of Credit

The Company has a line of credit at a bank in the amount of $100,000, with interest at the bank's reference rate plus 2.625%. At December 31, 2001, there was no outstanding balance.

NOTE G – Note Payable

In June, 2001, the Company executed a five-year senior promissory note in the amount of $750,000 payable to Security Benefit Life Insurance Company (SBL), secured by all of the assets of the Company and Brecek & Young Financial Services Group, Inc. and guaranteed by three of the officers of the Company. Interest at the coupon rate of LIBOR plus 3.5% (5.404% at December 31, 2001) is payable quarterly commencing in June, 2001. Principal payments of $41,667 are due quarterly commencing December 30, 2001.

Principal maturities are as follows:

2002	$ 166,668
2003	166,668
2004	166,668
2005	166,668
2006	41,661
	$ 708,333

The terms of the note agreement include, among other covenants, provisions that limit the Company's ability to borrow or incur additional debt, require the Company to assign life insurance policies on the lives of the officers who guaranteed the loan, and mandatory prepayment if there is a change in the majority control of Brecek & Young Financial Services Group, Inc.

NOTE H – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company's net capital is $ 552,686, which is $ 444,614, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was 2.93 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

NOTE I – Common and Preferred Stock

At December 31, 2001, the capital stock structure of the Company is as follows:

Common Stock, Class A Voting, $.001 par value, authorized – 10,000,000 shares, issued and outstanding – 10 shares

Common Stock, Class B Nonvoting, $.001 par value, authorized – 10,000,000 shares, no shares issued and outstanding

Preferred Stock, $.001 par value, authorized – 10,000,000 shares, Series A, B, and C as follows:

Series A, designated 364,286 shares, voting, cumulative, convertible into Class A Common Stock upon reorganization, sale, liquidation or dissolution, 364,286 shares issued and outstanding

Series B, designated 1,000,000 shares, non-voting, cumulative, convertible into Class B Common Stock upon reorganization, sale, liquidation or dissolution, 769,402 shares issued and outstanding

Series C, designated 350,000 shares, non-voting, cumulative, convertible into Class B Common Stock upon reorganization, sale, liquidation or dissolution, 230,000 shares issued and outstanding

Preferred Dividends

Series A and B

Each share of Series A and Series B Preferred Stock is entitled, when and as declared by the Board of Directors, to an annual dividend equal to (1.47%) of the gross revenues of the Company (as defined) for the calendar year multiplied by a percentage resulting from dividing the number of outstanding Series A shares or Series B shares, respectively, by the number of outstanding Series A and Series B shares, collectively, and then dividing that quotient by the number of outstanding Series A shares or Series B shares, respectively. Dividends are declared annually on December 31, and shall be payable in cash by February 1, the following year. In 2001, no dividends were declared.

Series C

Each share of Series C Preferred Stock is entitled, when and as declared by the Board of Directors, to an annual dividend equal to $.001 per share. Dividends are declared annually on December 31, and shall be payable in cash by February 1, the following year. In 2001, no dividends were declared.

ADDITIONAL INFORMATION

BRECEK & YOUNG ADVISORS, INC.

COMPUTATION OF NET CAPITAL

December 31, 2001

NET CAPITAL	
Stockholders' equity	$ 1,081,501
Less nonallowable assets:	
Commissions receivable	(135,954)
Due from affiliate	(171,231)
Notes receivable	(22,319)
Other assets	(15,800)
Intangible assets	(181,633)
NET CAPITAL BEFORE HAIRCUT	554,564
HAIRCUT ON MONEY MARKET FUNDS	(1,878)
NET CAPITAL	$ 552,686
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Commissions payable	$ 912,748
Note payable	708,333
	$ 1,621,081
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6-2/3 % of aggregate indebtedness)	$ 108,072
Net capital in excess of minimum requirement	$ 444,614
Ratio of aggregate indebtedness to net capital	2.93 to 1.0
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 552,686
Net capital as reported herein	$ 552,686
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 1,621,081
Aggregate indebtedness, as reported herein	$ 1,621,081

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 8, 2002

Board of Directors
Brecek & Young Advisers, Inc.
Folsom, California

We have audited the financial statements of Brecek & Young Advisors, Inc. for the year ended December 31, 2001, and have issued our report thereon dated February 8, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Brecek & Young Advisors, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Brecek & Young Advisors, Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.



CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS